(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 0-19410

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Boston Communications Group, Inc.
Full name of registrant

Not applicable.
Former name if applicable

55 Middlesex Turnpike
Address of principal executive office (Street and number)

Bedford, MA 01730
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Boston Communications Group, Inc. (the “Company”) will delay the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 in order to allow the Company additional time to complete the review of its historical stock option granting practices and related accounting, as discussed below. The Company does not currently expect that it will be able to file its Quarterly Report on Form 10-Q on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

As previously announced, the Securities and Exchange Commission (the “SEC”) contacted the Company regarding an informal inquiry relating to certain option grants made between 1998 and 2002. The Board of Directors of the Company has retained outside counsel which, along with the Company, has begun reviewing the Company’s historical option grant practices from 1998 to the present. The results of that review will be reported by outside counsel to a special committee of the Board of Directors consisting of outside directors. The review is still ongoing, and the special committee is continuing to review these matters. Based on the investigation conducted to date, the actual measurement dates for accounting purposes for certain stock option grants during prior periods will likely differ from the recorded grant dates for such awards. As a result, the Company will likely need to record additional non-cash charges for stock-based compensation expense related to those prior periods; however, the impact of any such compensation charges for any relevant fiscal period has not been determined. Any such charges could be material and, in such event, require restatement of the Company’s previously filed financial statements. The Company may also be required to pay additional taxes for compensation associated with certain stock options which were previously exercised and may not be able to take additional deductions associated with certain stock options in future periods.

Due to the volume of the data subject to the stock option review, the Company could not have completed its financial statements or its evaluation of the impact on internal controls in order to have timely filed the Form 10-Q for the quarter ended June 30, 2006 without unreasonable effort or expense. The Company plans to file its Quarterly Report on form 10-Q for the quarter ended June 30, 2006 as soon as practicable once conclusions are reached regarding the impact of the stock option review on the Company’s financial statements.

The information provided in this notice includes forward-looking statements, including statements regarding the nature and scope of the special committee’s review, expectations as to the completion and results of the review, the timing of the filing of the Company’s Form 10-Q for the period ended June 30, 2006 and the possible restatement of the Company’s financial statements for prior periods and the timing and impact thereof. Among the factors that could cause actual results to differ materially from those indicated by such forward-looking statements include: potential delays in the special committee’s review of the Company’s stock option grants and stock option practices, the results of the special committee’s review, the impact, if any, of such results or findings on the financial statements of the Company, the outcome of the SEC’s inquiry into the Company’s stock option grants and any other governmental investigations, the Company’s ability to file required reports with the SEC and certain other factors that are detailed in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC.

In addition, the statements in this notice represent the Company’s expectations and beliefs as of the date of this notice. The Company anticipates that subsequent events and developments may cause these expectations and beliefs to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s expectations or beliefs as of any date subsequent to the date of this notice.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: E.Y. Snowden, President and Chief Executive Officer; Tel: (781) 904-5000

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not checked either box because, as set forth above, the stock option review is not yet complete, and the Company has not yet determined the impact on the Company’s financial statements.

BOSTON COMMUNICATIONS GROUP, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	August 15, 2006	By:	/s/ E. Y. Snowden
		Name:	E.Y. Snowden
		Title:	President and Chief Executive Officer

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